Exhibit 1

FOR IMMEDIATE RELEASE

Affimed Announces Financial Results for Fourth Quarter
and Year End 2014

--Transformative Year for the Company and its Bi- and Trispecific Cancer Immunotherapies--

Heidelberg, Germany, March 25, 2015 - Affimed N.V. (Nasdaq: AFMD), a clinical-stage biopharmaceutical company developing highly targeted cancer immunotherapies, today reported financial results for the fourth quarter and year ended December 31, 2014.

“2014 has been a year in which the potential of cancer immunotherapies has been recognized by both clinical experts and the capital markets. Affimed has benefitted from our successful Nasdaq IPO, which has enabled us to advance our two lead bispecific TandAb antibody clinical programs that are based on recruiting immune cells,” said Dr. Adi Hoess, CEO of Affimed. “Immune cell recruitment has shown a huge potential and, in addition to T-cell engagement, Affimed is the leader in target-specific Natural Killer (NK)-cell engagement. We remain on target for interim data from our phase 2 clinical trial for AFM13, the most advanced NK-cell engager, later this year."

Dr. Hoess added: “Looking forward toward the rest of the year, we have conducted initial evaluation of our compounds in combination with other anti-cancer agents, including checkpoint inhibitors. We believe that the strength of our NK-cell engagement with its advantageous safety profile supports this investigation and look forward to providing an update on these efforts in the first half of 2015.”

Corporate Highlights
•
The company executed various financing events in 2014. In September, Affimed raised a total of €43.2 million (US $56.0 million) in its initial public offering on the Nasdaq Global Market. Prior to the IPO, the company announced the closing of a Series E financing from current investors and signed a  loan agreement with Perceptive Advisors.

•
In December 2014, the company presented results from its phase 1 clinical trial of AFM13 as monotherapy for the treatment of patients with advanced relapsing/refractory Hodgkin lymphoma at the American Society of Hematology (ASH) conference. The data demonstrated that AFM13, Affimed’s bispecific CD30/CD16A TandAb antibody, was safe and well-tolerated in 28 heavily pretreated patients suffering from Hodgkin lymphoma, and demonstrated activity even in Adcetris-refractory patients. Further secondary endpoints were pharmacokinetics, pharmacodynamics and clinical efficacy.

•
For its second program, AFM11, a bispecific CD19/CD3 TandAb antibody, Affimed initiated a phase 1 dose escalation study as monotherapy for the treatment of patients with advanced relapsing/refractory Non-Hodgkin lymphoma.

•
In its collaboration with Amphivena/Janssen, the company met several milestones and the partners completed selection of a development candidate for IND-enabling studies in the first quarter of 2015, triggering a €7.5 milestone payment that will be paid in three installments.

•
In early 2015, Affimed was awarded a €2.4 million ($3 million) grant from the German Federal Ministry of Education and Research (BMBF) to support development of dual tumor targeting antibodies for enhanced selectivity in immune cell engaging therapy. The grant, awarded under the BMBF’s “KMU-innovative: Biotechnology – BioChance” program, will cover approximately 40% of funding for a research and development program to develop multi-specific antibodies for the treatment of multiple myeloma.

•	In 2014, Affimed completed and submitted for publication three publications on its work relating to AFM13 (in review), AFM11 (in press), as well as TandAb generation and properties (published).
•	Over the course of 2014, Affimed strengthened its Supervisory Board through the additions of Ferdinand Verdonck and Berndt Modig.
•
In January 2015, Dr. Martin Treder joined Affimed as Chief Scientific Officer to lead the company’s ongoing efforts to further develop and utilize its proprietary bi- and trispecific TandAb platforms for the expansion of its internal pipeline.

Financial Highlights
(Figures for the fourth quarter 2014 and 2013 represent unaudited figures)

Cash and cash equivalents totaled €39.7 million on December 31, 2014 compared to €4.2 million on December 31, 2013. The increase was primarily attributable to the completion of Affimed’s initial public offering of its common shares on September 17, 2014, the pre-IPO Series E financing in July 2014, including equity and the loan agreement with Perceptive Advisors, as well as payments from the Amphivena and Leukemia & Lymphoma Society (LLS) collaborations.

Net cash used in operating activities for the fourth quarter 2014 was €5.4 million compared to €2.3 million for the fourth quarter 2013. Net cash used in operating activities was €10.5 million for the twelve months ended December 31, 2014 compared to €5.7 million for the twelve months ended December 31, 2013. The increase was primarily related to the increase in cash based expenses for research and development (R&D) in connection with our development and collaboration programs and general and administrative expenses in relation to the preparation for the IPO and other financing transactions.

Revenue for the fourth quarter of 2014 was €81 thousand compared to €4.6 million for the fourth quarter of 2013 due to milestone achievement-related revenue recognition under the Amphivena collaboration in the 2013 period. Revenue for the full year 2014 was €3.4 million compared to €5.1 million for the full year 2013. Revenue in both periods was primarily derived from Affimed’s collaborations with Amphivena and the LLS as well as from third party services rendered by AbCheck.

R&D expenses for the fourth quarter 2014 were €4.1 million compared to €5.4 million for the fourth quarter 2013. For the full year 2014 R&D expenses were €9.6 million compared to €14.4 million for the year 2013. The 33% decrease is primarily related to a credit to the share-based payment expense resulting from a re-measurement gain at consummation of the IPO.

Net loss for the fourth quarter 2014 was €5.3 million or €0.22 per common share, compared to a net loss of €2.6 million, or €0.17 per common share for the fourth quarter 2013. Net loss for the full year 2014 was €0.3 million or €0.01 per common share, compared to a loss of €26.1 million or €1.76 per common share for the full year 2013. The decrease is primarily related to a credit to the share–based payment expense resulting from a re-measurement gain at consummation of the IPO. These financial results for the fourth quarter 2014 and 2013 as well as for the full year 2014 and 2013 include certain non-operational and non-monetary effects due to Affimed’s corporate reorganization in connection with the IPO. Additional information regarding these results is included in the notes to the consolidated financial statements as of December 31, 2014 and “Item 5.  Operating and Financial Review and Prospects,” which will be included in Affimed’s Annual Report on Form 20-F as filed with the SEC.

Note on IFRS Reporting Standards

Affimed prepares and reports the consolidated financial statements and financial information in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). None of the financial statements were prepared in accordance with Generally Accepted Accounting Principles (GAAP) in the United States. Affimed maintains its books and records in Euro.

Conference call and webcast information
Affimed’s management will host a conference call to discuss the company’s financial results and recent corporate developments today at 8:30 a.m. EST. A webcast of the conference call can be accessed in the “Events” section on the “Media”
page of the Affimed website at http://www.affimed.com/events.php. A replay of the webcast will be available on Affimed’s website shortly after the conclusion of the call and will be archived on the Affimed website for 30 days following the call.

About Affimed N.V.
Affimed is a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. Affimed’s product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called Natural Killer cells, or NK-cells, and T-cells. Affimed’s proprietary, next-generation bispecific antibodies, called TandAbs for their tandem antibody structure, are designed to direct and establish a bridge between either NK-cells or T-cells and cancer cells, triggering a signal cascade that leads to the destruction of cancer cells. Affimed has focused its research and development efforts on three proprietary TandAb programs for which it retains global commercial rights. For more information, please visit www.affimed.com.

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the risk of cessation or delay of any of the ongoing or planned clinical studies and/or development of our product candidates. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors described under the heading "Risk Factors" in Affimed’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Contact:
Affimed N.V.
Adi Hoess, CEO
Phone: +49 6221 65307-0
E-Mail: IR@affimed.com

Media requests:
Anca Alexandru or Gretchen Schweitzer
MacDougall Biomedical Communications
Phone: +49 89 2424 3494 or
+49 163 613 3359
E-Mail: aalexandru@macbiocom.com

AFFIMED N.V.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Affimed N.V. Consolidated statement of comprehensive loss (in € thousand)

	2012	2013	2014

Revenue	1,173	5,087	3,382

Other income - net	206	610	381
Research and development expenses	(8,726)	(14,354)	(9,595)
General and administrative expenses	(3,050)	(7,046)	(2,346)

Operating (loss)	(10,397)	(15,703)	(8,178)

Finance income / (costs) - net	(3,926)	(10,397)	7,753

Loss before tax	(14,323)	(26,100)	(425)

Income taxes	9	1	166

Loss for the period	(14,314)	(26,099)	(259)

Comprehensive loss	(14,314)	(26,099)	(259)

Loss per share in € per share	(0.97)	(1.76)	(0.01)
(undiluted = diluted)

Affimed N.V. Consolidated statement of financial position (in € thousand)

	December 31, 2013	December 31, 2014

ASSETS
Non-current assets

Intangible assets	158	72
Leasehold improvements and equipment	1,034	974
Deferred tax assets	16	0
	1,208	1,046

Current assets

Inventories	140	199
Trade and other receivables	1,001	939
Cash and cash equivalents	4,151	39,725
	5,292	40,863

TOTAL ASSETS	6,500	41,909

EQUITY AND LIABILITIES
Equity

Issued capital	63	240
Capital reserves	469	131,544
Accumulated deficit	(99,730)	(99,989)
Own shares	(25)	0
Total equity	(99,223)	31,795

Non current liabilities

Preferred Shares	77,945	0
Cash settled share based payments	12,838	0
Borrowings	0	3,895
Total non-current liabilities	90,783	3,895

Current liabilities

Derivative conversion feature	6,196	0
Trade and other payables	3,862	3,759
Borrowings	4,800	0
Deferred revenue	82	2,460
Total current liabilities	14,940	6,219

TOTAL EQUITY AND LIABILITIES	6,500	41,909

Affimed N.V. Consolidated statement of cash flows (in € thousand)

	2012	2013	2014
Cash flow from operating activities
Loss for the period	(14,314)	(26,099)	(259)
Adjustments for the period:
- Income taxes	(9)	(1)	(166)
- Depreciation and amortization	408	427	441
- Loss from disposal of leasehold improvements and equipment	0	24	3
- Share based payments	1,918	8,054	(4,891)
- Finance income / costs - net	3,926	10,397	(7,753)

	(8,071)	(7,198)	(12,625)
Change in trade and other receivables	267	(333)	62
Change in inventories	(44)	(20)	(59)
Change in trade and other payables	(798)	1,880	2,275

Cash generated from operating activities	(8,646)	(5,671)	(10,347)
Interest received	7	9	2
Paid interest	(6)	(16)	(202)

Net cash used in operating activities	(8,645)	(5,678)	(10,547)

Cash flow from investing activities
Purchase of intangible assets	(6)	(23)	(45)
Purchase of leasehold improvements and equipment	(29)	(139)	(260)
Proceeds from sale of equipment	0	5	7

Net cash used for investing activities	(35)	(157)	(298)

Cash flow from financing activities
Proceeds from issue of common shares	0	0	43,213
Transactions costs related to issue of common shares	0	0	(5,343)
Proceeds from issue of preferred shares	5,417	0	2,999
Proceeds from convertible debt	4,450	5,100	0
Transactions costs related to preferred shares and convertible debt	(31)	(16)	0
Proceeds from borrowings	0	0	4,020
Cash flow from financing activities	9,836	5,084	44,889

Net changes to cash and cash equivalents	1,156	(751)	34,044
Cash and cash equivalents at the beginning of the period	3,746	4,902	4,151
Exchange-rate related changes of cash and cash equivalents	0	0	1,530
Cash and cash equivalents at the end of the period	4,902	4,151	39,725

Affimed N.V. Consolidated statement of changes in equity (in € thousand)

	Issued capital	Capital reserves	Own shares	Accumulated deficit	Total equity

Balance as of January 1, 2012	63	469	(25)	(59,317)	(58,811)

Loss for the period				(14,314)	(14,314)

Balance as of December 31, 2012	63	469	(25)	(73,631)	(73,124)

Balance as of January 1, 2013	63	469	(25)	(73,631)	(73,124)

Loss for the period				(26,099)	(26,099)
					0
Balance as of December 31, 2013	63	469	(25)	(99,730)	(99,223)

Balance as of January 1, 2014	63	469	(25)	(99,730)	(99,223)

Exchange of preferred shares	97	84,907	25		85,029
Issue of common shares	80	37,791			37,871
Modification of cash-settled share based payment awards		7,648			7,648
Equity-settled share based payment awards		299			299
Issue of warrant note (Perceptive loan)		430			430
Loss for the period				(259)	(259)

Balance as of December 31, 2014	240	131,544	0	(99,989)	31,795

Affimed N.V. Consolidated statement of comprehensive loss (in € thousand)

	Q4 2014 (unaudited)	Q4 2013 (unaudited)

Revenue	81	4,625

Other income - net	158	151
Research and development expenses	(4,127)	(5,441)
General and administrative expenses	(1,746)	(682)

Operating (loss)	(5,634)	(1,347)

Finance income / (costs) - net	206	(1,195)

Loss before tax	(5,428)	(2,542)

Income taxes	128	(8)

Loss for the period	(5,300)	(2,550)

Comprehensive loss	(5,300)	(2,550)

Loss per share in € per share	(0.22)	(0.17)
(undiluted = diluted)

Affimed N.V. Consolidated statement of cash flows (in € thousand)

	Q4 2014 (unaudited)	Q4 2013 (unaudited)
Cash flow from operating activities
Loss for the period	(5,300)	(2,550)
Adjustments for the period:	0	0
- Income taxes	(128)	8
- Depreciation and amortization	123	119
- Loss from disposal of leasehold improvements and equipment	0	24
- Share based payments	261	1,141
- Finance income / costs - net	(206)	1,195

	(5,250)	(63)
Change in trade and other receivables	(7)	(476)
Change in inventories	(12)	(21)
Change in trade and other payables	(58)	(1,705)

Cash generated from operating activities	(5,327)	(2,265)
Interest received	2	7
Paid interest	(119)	(10)

Net cash used in operating activities	(5,444)	(2,268)

Cash flow from investing activities
Purchase of intangible assets	(10)	(5)
Purchase of leasehold improvements and equipment	(18)	(11)
Proceeds from sale of equipment	7	5

Net cash used for investing activities	(28)	(11)

Cash flow from financing activities
Proceeds from issue of common shares	0	0
Transactions costs related to issue of common shares	(765)	0
Proceeds from issue of preferred shares	0	0
Proceeds from convertible debt	0	0
Transactions costs related to preferred shares and convertible debt	0	(11)
Proceeds from borrowings	(131)	0
Cash flow from financing activities	(896)	(11)

Net changes to cash and cash equivalents	(6,367)	(2,290)
Cash and cash equivalents at the beginning of the period	45,546	6,441
Exchange-rate related changes of cash and cash equivalents	546	0
Cash and cash equivalents at the end of the period	39,725	4,151